FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Q1 Interim Management Statement dated 01 May 2020
Exhibit No. 2	Publication of Suppl.Prospcts dated 01 May 2020
Exhibit No. 3	Registration Document and Base Prospectus dated 13 May 2020
Exhibit No. 4	Publication of Supplementary Prospectus dated 14 May 2020
Exhibit No. 5	Publication of Final Terms dated 15 May 2020
Exhibit No. 6	Publication of Final Terms dated 18 May 2020
Exhibit No. 7	Publication of Final Terms dated 20 May 2020
Exhibit No. 8	Publication of Final Terms dated 27 May 2020

Exhibit No. 1

NatWest Markets Group
Q1 2020
Interim Management Statement

NWM Group

nwm.com

NatWest Markets Plc (NWM Plc)
Q1 2020 Interim Management Statement

Responding to exceptional circumstances
In the uncertain and rapidly changing environment brought about by the Covid-19 pandemic, the NatWest Markets Group’s (NWM Group) priority has been to continue serving customers while protecting and supporting colleagues. NWM Group quickly mobilised business continuity plans in line with guidance from respective public health authorities to ensure that the business remains fully operational with the vast majority of colleagues now working remotely.

NWM Group has continued to actively engage with customers on their financing and risk management needs and supported them on a number of significant transactions. NWM Group is working across the ring-fence with Commercial Banking to facilitate existing, as well as new, customers’ access to the Bank of England’s Covid-19 Corporate Financing Facility (CCFF).

NWM Group has managed risk appropriately during the crisis and balance sheet, capital and liquidity metrics remained strong at 31 March 2020. However, the effects of the Covid-19 pandemic have had, and are likely to continue to have, a material adverse impact on the NWM Group’s business operations and may affect its financial performance and ability to meet its targets going forward.

NWM Group is committed to the strategy announced on 14 February 2020 and will continue to review opportunities for refocusing the business and reducing RWAs over the medium term.

Financial review
NWM Group reported a profit of £8 million for Q1 2020 compared with a loss of £306 million in Q4 2019 and a profit of £118 million in Q1 2019, due to strong levels of customer activity and own credit adjustments which more than offset traded credit write-downs and hedging costs following the Covid-19 outbreak.

Income, costs and legacy issues
●
Income excluding own credit adjustments was £385 million in Q1 2020, compared with £129 million in Q4 2019 and £319 million in Q1 2019, following a positive trading performance in the first part of Q1, as well as strong customer activity as the Covid-19 crisis developed towards the latter part of the quarter, partially offset by traded credit write-downs and hedging costs. Own credit adjustments of £155 million in Q1 2020 reflect the widening of credit spreads across the market. Total income was £540 million, compared with £107 million in Q4 2019 and £276 million in Q1 2019.

●
Operating expenses of £455 million in Q1 2020 were £51 million higher than Q4 2019, due to increased litigation and conduct costs and other operating expenses, partially offset by lower strategic costs. Compared with Q1 2019, operating expenses were £224 million higher, due to litigation and conduct in Q1 2020 and certain one-off cost recoveries in the prior year.

●	Litigation and conduct costs of £104 million in Q1 2020 relate primarily to historical trading activities of a joint venture subsidiary.
Balance sheet, capital and RWAs
●
NWM Group’s total assets and liabilities increased by £72.9 billion and £72.8 billion to £339.0 billion and £329.0 billion respectively at 31 March 2020, compared with 31 December 2019. The increases primarily reflect client flow activity, cash collateral given, as well as an increase in derivative fair values following a downward shift in interest rate yields and weaker sterling.

●
Total NWM Plc RWAs were £35.3 billion at 31 March 2020, compared with £35.2 billion at 31 December 2019, as market volatility drove counterparty credit risk and market risk higher, although partially offset by the PRA’s temporary approach to VaR back-testing exceptions.

●
NWM Plc’s Common Equity Tier 1 (CET1) ratio decreased to 15.7%, from 17.3% at 31 December 2019, principally reflecting higher RWAs and reserve movements in the period, including as a result of the decline in value of the Saudi British Bank (SABB) shareholding.

Financial review
The table below sets out the performance key metrics and ratios.
	31 March	31 December
Performance key metrics and ratios (1)	2020	2019
Liquidity coverage ratio (LCR) (%) (2)	287	254
Liquidity portfolio (£bn) (2)	16.6	16.1
Total wholesale funding (£bn) (3)	22.0	21.9
Total funding including repo (£bn)	96.8	85.0

Common Equity Tier (CET1) ratio (%)	15.7	17.3
CRR leverage ratio (%)	4.3	5.1
Risk-weighted assets (RWAs) (£bn)	35.3	35.2
Total Capital ratio (%)	22.8	24.2
Total CRR-compliant MREL (£bn)	13.3	13.5
Total MREL ratio (%)	37.8	38.4
Notes:
(1)	Capital, leverage and RWAs are based on PRA transitional arrangements for NWM Plc. Regulatory capital is monitored and reported at NWM Plc level.
(2)	This metric has been presented for NWM Plc as managed internally.
(3)	Excluding derivative cash collateral, customer deposits, repo and intra-RBS Group balances.

The impact of Covid-19
Strategy and business resilience
●
NatWest Markets’ focus on customers has continued throughout the crisis, actively engaging with them on their financing and risk management needs and supporting them on a number of significant transactions.

●	Customer activity was strong during Q1 2020, as reaction to the spread of Covid-19 drove heightened volatility and demand for safe haven assets.
●	Readership of colour, content and ideas pieces experienced an all-time high as customers looked for expertise to help manage their risk.
●
NatWest Markets and the RBS Group’s Commercial Banking business provided support to 107 customers as at 23 April to facilitate their access to the Bank of England’s Covid-19 Corporate Financing Facility (CCFF).

●
Mobilisation of business continuity plans in line with guidance from respective public health authorities ensured NatWest Markets was able to continue serving customers while protecting and supporting colleagues, which included the vast majority of employees working remotely.

●
Progress has been made on the refocusing of NatWest Markets and reducing RWAs over the medium term, which was announced in February. Implementation has begun to simplify the product suite, such as announcing that the NWM Group will no longer offer client clearing or execution services for exchange traded derivatives. NWM Group has also identified opportunities to improve efficiencies by working across the RBS Group, including building a common approach to technology. Timing remains subject to market conditions to ensure support continues for employees and customers.

Capital, funding and liquidity
●
NWM Plc RWAs increased to £35.3 billion, largely due to market and counterparty credit risk volatility brought on as the crisis escalated globally in March, although partially offset by the PRA’s temporary approach to VaR back-testing exceptions.

●
NWM remains well-capitalised, with a NWM Plc CET1 ratio of 15.7%, within guidance of above 15%. Liquidity position remains strong, with NWM Plc’s liquidity portfolio of £16.6 billion and LCR of 287%, despite tightening in the market, particularly in relation to USD, and shorter tenors on money market funds.

●	Capital and liquidity have been closely monitored, with increased tracking and scenario testing to ensure balance sheet strength.
●	Demonstrated progress on reaching NWM’s £3-5 billion senior unsecured funding target for 2020, including a €1.0 billion five year EMTN issuance settling early in Q2 2020.

Fair value
●
Valuation reserves, largely comprised of credit valuation adjustments (CVA), funding valuation adjustment (FVA), bid-offer and product and deal specific reserves increased to £1,020 million at 31 March 2020 (31 December 2019 – £953 million).

●
The increase in valuation reserves was primarily driven by increases in CVA and bid-offer to £520 million and £163 million respectively (31 December 2019 – £384 million and £138 million respectively), due to the widening of credit and bid-offer spreads.

●
FVA reserves reduced to £153 million at 31 March 2020 (31 December 2019 – £193 million) as the impact of widening funding spreads was more than offset by a reduction in exposures due to market moves including inflation rates tightening, credit spreads widening and FX movements.

●	For further information refer to the descriptions of valuation adjustments within ‘Financial instruments – valuation’ on page 110 of the NatWest Markets Annual Report and Accounts 2019.

The impact of Covid-19
Risk
●	Risk management initiatives have continued to focus on the safety and soundness of the business in response to Covid-19.
●	A Covid-19 risk register has been established to track all key risks and risk acceptance decisions, together with regular analysis of the impact of Covid-19 on NWM’s risk profile.
●
Extensive planning and business continuity calls have been held daily to manage and oversee NWM’s incident management response. Scenario planning for a worsening situation is underway across NWM’s critical services to supplement the existing business continuity plan.

●	Working practices and processes have been adjusted in some areas in light of new working from home arrangements.
●
Internal traded VaR for NWM Group increased materially to £21.8 million at peak and £14.8 million average during Q1 2020, reflecting large price movements and increases in volatility across products and regions as the Covid-19 situation developed. Stressed VaR was £196.2 million at peak and £121.0 million on an average basis.

●	Refer to pages 13 and 14 for Covid-19 risk factor updates.

Impairments
●
Covid-19 will have an impact on the NWM Group’s ECL provisioning requirements, reflective of the current impact on society and economic activity. Levels of uncertainty and volatility have significantly increased during Q1 2020, however there is currently limited observable data available to inform a supportable, fully-modelled view on how the economic impacts of the pandemic will affect customers.

●
The increased risk and uncertainty has been reflected by means of an ECL overlay to current modelled outcomes by leveraging appropriate internal stress analysis. Management has concluded that the value of the economic uncertainty overlay should be increased by £5.6 million to £10.0 million. This revised overlay will be monitored and refined as more observable data on economic and customer outcomes becomes available.

Outlook(1)
We retain the medium term target capital metrics, including RWA reduction, as set out in NWM Group’s 2019 Annual Report and Accounts.

Note:
(1)
The targets, expectations and trends discussed in this section represent management’s current expectations and are subject to change, including as a result of the factors described in the “Risk Factors” section on pages 143 and 156 of NWM Group’s 2019 Annual Report and Accounts as well as pages 13 and 14 of this Interim Management Statement for Q1 2020. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Business performance summary
The segmental analysis of NWM Group’s key income statement lines is set out below.
	Q1 2020			Q4 2019			Q1 2019
		Central			Central			Central
	NatWest	items &		NatWest	items &		NatWest	items &
	Markets	other	Total	Markets	other	Total	Markets	other	Total
Income statement	£m	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(43)	-	(43)	11	-	11	(33)	(3)	(36)
Non-interest income	583	-	583	99	(3)	96	312	-	312
Total income	540	-	540	110	(3)	107	279	(3)	276
Strategic costs	(30)	(2)	(32)	(69)	(4)	(73)	(12)	-	(12)
Litigation and conduct costs	(2)	(102)	(104)	(15)	(45)	(60)	6	-	6
Other operating expenses	(325)	6	(319)	(280)	9	(271)	(283)	58	(225)
Operating expenses	(357)	(98)	(455)	(364)	(40)	(404)	(289)	58	(231)
Operating profit/(loss) before impairments	183	(98)	85	(254)	(43)	(297)	(10)	55	45
Impairment releases	5	-	5	9	-	9	16	4	20
Operating profit/(loss) before tax	188	(98)	90	(245)	(43)	(288)	6	59	65
Tax (charge)/credit			(82)			(18)			53
Profit/(loss) for the period			8			(306)			118

Income
Rates (1)	276	-	276	83	-	83	226	-	226
Currencies	194	-	194	84	-	84	105	-	105
Financing (1)	(11)	-	(11)	77	-	77	93	-	93
Revenue share paid to other RBSG segments	(47)	-	(47)	(56)	-	(56)	(50)	-	(50)
Core income excluding OCA	412	-	412	188	-	188	374	-	374
Legacy	(27)	-	(27)	(56)	-	(56)	(52)	-	(52)
Own credit adjustments (OCA)	155	-	155	(22)	-	(22)	(43)	-	(43)
Other	-	-	-	-	(3)	(3)	-	(3)	(3)
Total income	540	-	540	110	(3)	107	279	(3)	276
Total income excluding OCA	385	-	385	132	(3)	129	322	(3)	319

Note:
(1)
Income of £34 million relating to business previously within Rates has been reallocated to Financing effective Q1 2020. Comparatives have not been restated. The equivalent amounts were £34 million and £35 million for Q4 2019 and Q1 2019 respectively.
●
Operating profit before tax was £90 million compared with a £288 million operating loss in Q4 2019 and a £65 million profit in Q1 2019. Total income of £540 million increased by £433 million and £264 million when compared with Q4 2019 and Q1 2019 respectively, reflecting a positive trading performance in the first part of Q1, as well as strong levels of customer activity as the Covid-19 crisis developed in the latter part of the quarter, partially offset by traded credit write-downs and hedging costs. Own credit adjustments increased as credit spreads widened significantly across the market. Operating expenses of £455 million in Q1 2020 were higher relative to both Q4 2019 and Q1 2019, largely due to increased litigation and conduct costs in Q1 2020 as well other operating expenses including those of NatWest Markets N.V. for the full period.

●	Net interest income was a net expense of £43 million in Q1 2020 compared with £11 million income in Q4 2019 and a net interest expense of £36 million in Q1 2019.
●
Non-interest income of £583 million increased by £487 million compared with £96 million in Q4 2019, and by £271 million compared with £312 million in Q1 2019, driven by a positive trading performance in the first part of Q1 and strong customer flows as the Covid-19 crisis developed in the latter part of the quarter. This was partly offset by traded credit write-downs and hedging costs. Own credit adjustments of £155 million in Q1 2020 increased significantly compared with comparative periods, due to the widening of credit spreads across the market.

●
Operating expenses were £455 million in Q1 2020, compared with £404 million in Q4 2019 and £231 million in Q1 2019. Litigation and conduct costs of £104 million in Q1 2020, primarily related to historical trading activities by a joint venture subsidiary, were higher compared with costs of £60 million in Q4 2019 and a £6 million recovery in Q1 2019. Strategic costs were £32 million in Q1 2020, compared with £73 million in Q4 2019 and £12 million in Q1 2019. Other operating expenses increased to £319 million in Q1 2020 from £271 million in Q4 2019 and £225 million in Q1 2019, largely due to the inclusion of NatWest Markets N.V for the full period and certain one-off cost recoveries in 2019.

●	Impairment releases were £5 million in Q1 2020, comprised of recoveries of defaulted exposures partially offset by the impact of expected credit losses recognised following the Covid-19 pandemic.
●
NatWest Markets operating profit before tax was £188 million compared with a loss of £245 million in Q4 2019 and a profit of £6 million in Q1 2019. Core income in Q1 2020 of £412 million (Q4 2019 - £188 million, Q1 2019 - £374 million) was favourable against comparative periods, due to the positive trading performance in the first part of Q1, as well as strong levels of customer flows in Rates and Currencies as the Covid-19 crisis developed in the latter part of the quarter. This was partially offset by traded credit write-downs and hedging costs, primarily impacting Financing. Own credit adjustments of £155 million were driven by widening credit spreads. Operating expenses of £357 million in Q1 2020 were moderately lower than £364 million in Q4 2019, but were higher than in Q1 2019 (£289 million) driven by increased other operating expenses which included NatWest Markets N.V. for the full period.

●
Central items & other operating loss before tax was £98 million compared with £43 million in Q4 2019 and an operating profit of £59 million in Q1 2019. This was largely driven by higher litigation and conduct costs in Q1 2020 relative to comparative periods. Q1 2019 included certain one-off cost recoveries.

Business performance summary
The segmental analysis of key balance sheet lines for NWM Group is set out below. Commentary refers to the table below as well as the consolidated balance sheet on page 7 for the period 31 March 2020 compared with 31 December 2019.

	31 March 2020			31 December 2019			31 March 2019
		Central			Central			Central
	NatWest	items		NatWest	items		NatWest	items
	Markets	& other	Total	Markets	& other	Total	Markets	& other	Total
Balance sheet	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Funded assets	131.5	-	131.5	117.4	-	117.4	137.4	1.0	138.4
of which: Core	128.4	-	128.4	114.3	-	114.3	133.9	1.0	134.9
of which: Legacy	3.1	-	3.1	3.1	-	3.1	3.5	-	3.5
Derivative assets	207.5	-	207.5	148.7	-	148.7	135.2	-	135.2
Total assets	339.0	-	339.0	266.1	-	266.1	272.6	1.0	273.6
●

Total assets and liabilities increased by £72.9 billion and £72.8 billion to £339.0 billion and £329.0 billion respectively at 31 March 2020, compared with £266.1 billion and £256.2 billion at 31 December 2019. Funded assets, which exclude derivatives, increased by £14.1 billion to £131.5 billion at 31 March 2020.

●
Trading assets, which primarily include securities and reverse repurchase agreements relating to client-led activity, as well as derivative cash collateral posted, increased by £4.8 billion to £81.4 billion at 31 March 2020, driven by increased levels of customer flow trading and cash collateral given relative to year end 2019. Trading liabilities, comprising mainly short positions, repurchase agreements and derivative cash collateral received, increased by £6.9 billion to £80.7 billion at 31 March 2020.

●
Derivative assets and derivative liabilities were up £58.8 billion to £207.5 billion and £57.6 billion to £201.7 billion respectively compared with the prior year end. The movements in mark-to-market were driven by a significant downward shift in interest rate yields, together with sterling having weakened against major currencies.

●
Settlement balance assets and liabilities were up £5.4 billion and £4.9 billion to £9.8 billion and £8.9 billion respectively, reflecting increased trading compared with the seasonally low levels of client activity leading up to 31 December 2019.

●
Loans to customers – amortised cost were up £3.8 billion to £12.2 billion, reflecting new corporate lending and draw downs on existing facilities, as well as increased margin balances with exchanges and clearing houses following the recent market volatility.

●
Other financial assets, which include non-trading government debt securities of £6.2 billion, decreased marginally to £12.2 billion at 31 March 2020 (31 December 2019 - £12.3 billion). Other financial liabilities, which includes £12.6 billion of medium term notes, decreased to £17.4 billion at 31 March 2020 (31 December 2019 - £18.4 billion) largely driven by net maturities in the period.

●	Total equity increased by £0.1 billion to £10.0 billion at 31 March 2020 primarily due to reserves movements in the period.

Capital and leverage ratios
Capital resources, RWAs and leverage based on the PRA transitional arrangements for NWM Plc are set out below.
	31 March	31 December	31 March
	2020	2019	2019
Capital adequacy ratios	%	%	%
CET1	15.7	17.3	17.0
Tier 1	18.3	19.9	19.6
Total	22.8	24.2	23.1

Capital (1)	£m	£m	£m
CET1	5,550	6,097	6,477
Tier 1	6,462	7,003	7,456
Total	8,050	8,501	8,785

Risk-weighted assets
Credit risk	9,327	9,825	8,626
Counterparty credit risk	12,293	11,060	13,779
Market risk	11,311	11,229	12,566
Operational risk	2,382	3,039	3,039
Total RWAs	35,313	35,153	38,010

Leverage (2)
CRR leverage exposure (£m)	151,247	136,505	162,217
Tier 1 capital (£m)	6,462	7,003	7,456
CRR leverage ratio (%)	4.3	5.1	4.6

Notes:
(1)
CRR end-point for UK banks set by the PRA is 10.5% minimum total capital ratio, with a minimum CET1 ratio of 7.0%.
(2)   Leverage exposure is broadly aligned to the accounting value of on and off-balance sheet exposures albeit subject to specific adjustments for derivatives, securities financing positions and off-balance sheet exposures.

Condensed consolidated income statement for the period ended 31 March 2020 (unaudited)

	Quarter ended
	31 March	31 December	31 March
	2020	2019	2019
	£m	£m	£m
Interest receivable	152	201	126
Interest payable	(195)	(190)	(162)
Net interest income (1)	(43)	11	(36)
Fees and commissions receivable	92	61	91
Fees and commissions payable	(76)	(57)	(60)
Income from trading activities	599	84	221
Other operating income	(32)	8	60
Non-interest income	583	96	312
Total income	540	107	276
Staff costs	(190)	(154)	(179)
Premises and equipment	(30)	(36)	(24)
Other administrative expenses	(228)	(208)	(23)
Depreciation and amortisation	(7)	(6)	(5)
Operating expenses	(455)	(404)	(231)
Profit/(loss) before impairment releases	85	(297)	45
Impairment releases	5	9	20
Operating profit/(loss) before tax	90	(288)	65
Tax (charge)/credit	(82)	(18)	53
Profit/(loss) for the period	8	(306)	118

Attributable to:
Ordinary shareholders	54	(321)	118
Paid-in equity holders	17	15	-
Non-controlling interests	(63)	-	-
	8	(306)	118

Note:
(1)
Negative interest on loans is reported as interest payable. Negative interest on customer deposits is reported as interest receivable.

Condensed consolidated statement of comprehensive income for the period ended 31 March 2020 (unaudited)

	Quarter ended
	31 March	31 December	31 March
	2020	2019	2019
	£m	£m	£m
Profit/(loss) for the period	8	(306)	118
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	(2)	(50)	-
Profit/(loss) on fair value of credit in financial liabilities
designated as at FVTPL due to own credit risk	188	37	(23)
FVOCI financial assets	(224)	58	31
Tax	(20)	9	21
	(58)	54	29
Items that do qualify for reclassification
FVOCI financial assets	(11)	7	-
Cash flow hedges	123	(88)	39
Currency translation	201	(257)	(18)
Tax	(38)	22	(7)
	275	(316)	14
Other comprehensive income/(loss) after tax	217	(262)	43
Total comprehensive income/(loss) for the period	225	(568)	161

Attributable to:
Ordinary shareholders	258	(583)	161
Paid-in equity holders	17	15	-
Non-controlling interests	(50)	-	-
	225	(568)	161

Condensed consolidated balance sheet as at 31 March 2020 (unaudited)

	31 March	31 December
	2020	2019
	£m	£m

Assets
Cash and balances at central banks	11,837	12,729
Trading assets	81,376	76,540
Derivatives	207,541	148,696
Settlement balances	9,785	4,339
Loans to banks - amortised cost	1,334	1,088
Loans to customers - amortised cost	12,209	8,361
Amounts due from holding company and fellow subsidiaries	1,917	1,231
Other financial assets	12,218	12,305
Other assets	815	847
Total assets	339,032	266,136

Liabilities
Bank deposits	3,784	2,089
Customer deposits	5,725	3,703
Amounts due to holding company and fellow subsidiaries	8,742	8,300
Settlement balances	8,905	4,022
Trading liabilities	80,721	73,836
Derivatives	201,737	144,142
Other financial liabilities	17,387	18,445
Other liabilities	1,999	1,689
Total liabilities	329,000	256,226

Equity
Owners’ equity	10,079	9,907
Non-controlling interests	(47)	3
Total equity	10,032	9,910
Total liabilities and equity	339,032	266,136

Condensed consolidated statement of changes in equity for the period ended 31 March 2020 (unaudited)

	Share
	capital and				Total	Non
	statutory	Paid-in	Retained	Other	owners'	controlling	Total
	reserves	equity	earnings	reserves*	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	2,159	904	6,764	80	9,907	3	9,910
Profit/(loss) attributable to ordinary shareholders
and paid-in equity holders	-	-	71	-	71	(63)	8
Other comprehensive income
- Realised gains/(losses) in period on FVOCI
equity shares	-	-	1	(1)	-	-	-
- Remeasurement of retirement
benefit schemes	-	-	(2)	-	(2)	-	(2)
- Changes in fair value of credit in financial
liabilities at FVTPL	-	-	188	-	188	-	188
- Other amounts recognised in equity	-	-	-	56	56	13	69
- Amount transferred from equity to earnings	-	-	-	20	20	-	20
- Tax	-	-	(19)	(39)	(58)	-	(58)
Paid-in equity dividends paid	-	-	(17)	-	(17)	-	(17)
Distribution	-	-	(40)	-	(40)	-	(40)
Capital contribution	-	-	22	-	22	-	22
Share-based payments	-	-	(68)	-	(68)	-	(68)
At 31 March 2020	2,159	904	6,900	116	10,079	(47)	10,032

						31 March
							2020
Total equity is attributable to:							£m
Ordinary shareholders							9,175
Paid-in equity holders							904
Non-controlling interests							(47)
							10,032
*Other reserves consist of:
FVOCI reserve							(371)
Cash flow hedging reserve							222
Foreign exchange reserve							265
							116

Notes
1. Basis of preparation
NWM Group’s condensed consolidated financial statements should be read in conjunction with NWM Group’s 2019 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
Having reviewed NWM Group’s forecasts, projections, the potential impact of Covid-19 and other relevant evidence, the directors have a reasonable expectation that NWM Group will continue in operational existence for the foreseeable future. Accordingly, the results for the period ended 31 March 2020 have been prepared on a going concern basis.

2. Accounting policies
NWM Group’s principal accounting policies are as set out on pages 83 to 87 of the 2019 Annual Report and Accounts and are unchanged other than as presented below.

Accounting policy changes effective 1 January 2020

Amendments to IFRS 3 Business Combinations (IFRS3) - Changes to the definition of a Business
The IASB amended IFRS 3 to provide additional guidance on the definition of a business. The amendment aims to help entities when determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are in line with our current accounting policy and therefore did not affect the accounts.

Definition of material – Amendments to IAS 1 – Presentation of Financial Statements (IAS 1) and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8)
The IASB clarified the definition of ‘material’ and aligned the definition of material used in the Conceptual Framework and in other IFRS standards. The amendments clarify that materiality will depend on the nature or magnitude of information. Under the amended definition of materiality, an entity will need to assess whether the information, either individually or in combination with other information, is material in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. NWM Group’s definition and application of materiality is in line with the definition in the amendments.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of NWM Group’s financial condition are those relating to provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on page 87 of the 2019 Annual Report and Accounts.

Information used for significant estimates
Since 31 March 2020, the Covid-19 pandemic has continued to cause significant economic and social disruption. NWM Group continues to serve and support its customers throughout the pandemic while maintaining the safety and well-being of staff.

Key financial estimates are based on the NWM Group’s expectation that the significant socio-economic disruption and the necessity for large scale Government interventions would result in a temporary economic shock before returning to normal; this is based on the reasonable and supportable information available at 31 March 2020. Measurement of valuation reserves and expected credit losses are highly sensitive to reasonably possible changes in those assumptions. Refer to further information under ‘The impact of Covid-19’ section in this Interim Management Statement. Other reasonably possible assumptions about the future include a prolonged financial effect of the Covid-19 pandemic on the economy of the UK and other countries. Changes in the judgements and assumptions could result in a material adjustment to key estimates in the next reporting periods, and this has been considered in the risk factor on page 13.

Notes
3. Trading assets and liabilities
Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.
	31 March	31 December
	2020	2019
Assets	£m	£m
Loans
- Reverse repos	21,207	24,095
- Collateral given	28,147	20,467
- Other loans	3,022	1,854
Total loans	52,376	46,416
Securities
Central and local government
- UK	5,323	4,897
- US	2,198	5,458
- other	16,261	14,902
Financial institutions and Corporate	5,218	4,867
Total securities	29,000	30,124
Total	81,376	76,540

Liabilities
Deposits
- Repos	27,911	27,885
- Collateral received	29,632	21,506
- Other deposits	1,752	1,496
Total deposits	59,295	50,887
Debt securities in issue	2,005	1,762
Short positions	19,421	21,187
Total	80,721	73,836

4. Other financial liabilities
	31 March	31 December
	2020	2019
	£m	£m
Debt securities in issue
- designated as at fair value through profit or loss	1,887	2,256
- amortised cost	14,368	15,053
Subordinated liabilities
- designated as at fair value through profit or loss	694	724
- amortised cost	438	412
Total	17,387	18,445

5. Amounts due to holding company and fellow subsidiaries
	31 March	31 December
	2020	2019
Liabilities	£m	£m
Bank and customer deposits
- held-for-trading	502	491
- amortised cost	461	498
CRR-compliant internal MREL instruments issued to RBSG	5,465	5,120
Settlement balances	-	3
Subordinated liabilities
- amortised cost	2,140	2,020
Other liabilities	174	168
Total	8,742	8,300

Notes
6. Litigation, investigations and reviews
NWM Group's 2019 Annual Report & Accounts, issued on 14 February 2020, included disclosures about NWM Group's litigation, investigations and reviews in Note 28. Set out below are the material developments in those matters since the 2019 Annual Report & Accounts was published.

Litigation
London Interbank Offered Rate (LIBOR) and other rates litigation
NWM Plc and certain other members of the RBS Group, including RBSG plc, are defendants in a class action relating to alleged manipulation of the Australian Bank Bill Swap Reference Rate, pending in the United States District Court for the Southern District of New York (SDNY). On 13 February 2020, the SDNY declined to dismiss the operative complaint as against NWM Plc and certain other defendants, but dismissed it as to other members of the RBS Group (including RBSG plc).

RBS Group companies are also defendants in another class action pending in the SDNY relating to derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, which had been dismissed by the SDNY in March 2017 on the ground that the plaintiffs lack standing. On 1 April 2020, the United States Court of Appeals reversed that decision and reinstated the claims, which will now return to the SDNY for further litigation.

On 26 March 2020, the SDNY granted the defendants’ motion to dismiss a separate class action against RBS Group companies and others relating to alleged suppression of USD ICE LIBOR from 2014 to the present. The dismissal is subject to appeal by the plaintiffs.

Odd lot corporate bond trading antitrust litigation
On 21 April 2020, a class action antitrust complaint was filed in the SDNY against NatWest Markets Securities Inc. and several other securities dealers. The complaint alleges that, from August 2006 to the present, the defendants conspired to artificially widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds.

Madoff
NWM N.V. is defending claims filed by Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York. The trustee alleges that certain transfers received by NWM N.V. amounted to fraudulent conveyances that should be clawed back for the benefit of the Madoff estate. In the trustee’s primary action against NWM N.V., filed in December 2010, the trustee is seeking to clawback a total of US$276.3 million in redemptions that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. On 31 March 2020, the bankruptcy court denied the trustee’s request for leave to file an amended complaint, holding that the trustee’s proposed amended complaint fails as a matter of law to state a valid claim against NWM N.V. This decision is subject to appeal.

Emissions trading litigation
NWM Plc was named as a defendant in civil proceedings before the High Court of Justice of England and Wales brought in 2015 by ten companies (all in liquidation) (the ‘Liquidated Companies’) and their respective liquidators (together, ‘the Claimants’). The Liquidated Companies previously traded in European Union Allowances (EUAs) in 2009 and were alleged to be defaulting traders within (or otherwise connected to) EUA supply chains. The Claimants claimed approximately £71.4 million plus interest and costs and alleged that NWM Plc dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The trial in that matter concluded in July 2018 and judgment was issued on 10 March 2020. The court held that NWM Plc and Mercuria Energy Europe Trading Limited were liable for dishonestly assisting and knowingly being a party to fraudulent trading during a seven business day period in 2009, with damages, interest and costs still to be determined by the court. NWM Plc intends to appeal the judgment.

Investigations and reviews
US investigations relating to fixed-income securities
In October 2017, NatWest Markets Securities Inc. entered into a non-prosecution agreement (NPA) with the United States Attorney for the District of Connecticut (USAO) in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. In April 2020, the NPA was extended for a fifth time (for three additional months) to accommodate advanced discussions with the USAO and the US Department of Justice concerning potential resolution of a separate criminal investigation into alleged spoofing by certain former traders of NWM Plc, as well as the impact of that alleged conduct and any such resolution on the status of the NPA and the potential consequences thereof. The duration and outcome of these matters remain uncertain, including in respect of whether settlement may be reached. Material adverse collateral consequences, in addition to further substantial costs and the recognition of further provisions, may occur depending on the outcome of the investigation, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 155 of NWM Group’s 2019 Annual Report & Accounts.

Notes
6. Litigation, investigations and reviews (continued)
Foreign exchange related investigations
NWM Plc and NatWest Markets Securities Inc. entered into a cease and desist order with the Board of Governors of the Federal Reserve System in May 2015 in which they agreed to take certain remedial actions with respect to FX activities and certain other designated market activities. That order was terminated by the Federal Reserve with effect from 12 February 2020.

7. Post balance sheet events
Other than as disclosed there have been no other significant events between 31 March 2020 and the date of approval of these accounts which would require a change to or additional disclosure in the accounts.

Risk Factors
The following risks relating to the Covid-19 pandemic could individually or collectively have a material adverse impact on the NWM Group’s business, operations, financial condition and strategy over the short, medium and/or long term. These risks supplement and heighten the related risks contained in the Risk Factors on pages 143 to 156 of the NWM Group’s 2019 Annual Report and Accounts.

The direct and indirect effects of the Covid-19 pandemic are having an adverse impact on NWM Group’s business and results of operations, which is likely to be material if conditions worsen or are prolonged, and may affect its ability to meet its targets and achieve its strategic objectives.
During the first quarter of 2020, the global rate of infection of the Covid-19 virus (a respiratory disease caused by coronavirus) and the number of associated deaths increased at a rapid pace. Having first been diagnosed in Wuhan, China in December 2019, the World Health Organization officially declared a pandemic on 11 March 2020. Many countries, including the UK (NWM Group’s most significant market) have imposed strict social distancing measures and associated restrictions on non-essential activity in an attempt to slow the spread and reduce the impact of Covid-19. The UK commenced restrictions with its Coronavirus Action Plan on 3 March 2020 which now include restrictions on the movement of and gatherings by all individuals except those engaged in essential activity. The short-term impact of Covid-19 has included sudden reductions in personal and commercial activity, increased unemployment and significant market volatility in asset prices, interest rates and foreign exchange rates, as well as physical disruption to global supply chains and working practices, all of which are having a major impact on the NWM Group’s clients and have had a negative impact on the NWM Group’s Q1 2020 results and outlook.

In February 2020, the RBS Group outlined a new Purpose-led Strategy which requires changes in the NWM Group’s business, including reductions in capital allocated to NWM Plc or its subsidiaries, its cost base and complexity. As part of the NWM Refocusing (as defined in the NWM Group’s FY19 Annual Report and Accounts) the NWM Group has set a number of financial, capital and operational targets and expectations. The sudden and profound economic and social impact of the Covid-19 pandemic starting in the latter part of Q1 2020, and the revised economic outlook challenge many of the fundamental assumptions behind its targets, especially on impairment levels and the impact of IFRS9, RWA reductions, loan growth and cost reductions, such that the relevant targets and expectations may no longer be achievable as planned and/or on the timelines projected, or at all. Whilst NWM Group as part of the RBS Group remains committed to its cost reduction targets, achieving the planned reductions in the current environment will be more challenging and require additional savings to be made in a manner that may increase certain operational risks and could impact productivity and competitiveness within the NWM Group.

Countries have varying approaches as to how and when they will incrementally tighten or relax restrictions imposed in response to the Covid-19 pandemic. On 16 April 2020, Her Majesty’s Government announced an extension of the UK restrictions for another three weeks, and continues to review the restrictions on an ongoing basis. Experts have warned that further waves of infection can be expected which may result in additional periods during which restrictions are imposed in affected countries, at least until a vaccine or effective treatment can be developed and widely administered, which may take 12-18 months or longer. Once restrictions are relaxed, there is no certainty as to the path or length of time required to achieve economic recovery.

In many of the NWM Group’s key markets, including the UK, Europe and the US, central banks, governments, regulators and legislatures have announced historic levels of support and various mandated schemes for impacted businesses and individuals with various forms of financial assistance and legal and regulatory initiatives, including further reductions in interest rates. There is no certainty as to the extent to which these measures may directly and indirectly mitigate negative impacts of the Covid-19 pandemic on the NWM Group and its clients. In addition, the range of prudential regulatory forbearance has made planning and forecasting for the NWM Group more complex, and may result in uncertainty impacting the risk profile of the NWM Group and/or that of the wider banking industry. The medium and long-term implications of the Covid-19 pandemic for NWM Group clients and the UK and global economies and financial markets are uncertain, but if they continue or worsen they will have a material adverse effect on the NWM Group’s financial results and operations in subsequent periods. The negotiations and final terms of the Withdrawal Agreement between Her Majesty’s Government and the EU may also be impacted by the Covid-19 pandemic, with the effect of further challenging the NWM Group’s operating environment.

As a result of this unprecedented economic uncertainty and limited available data the NWM Group, as part of the RBS Group, has applied an internal analysis of multiple economic scenarios (MES) to inform its IFRS 9 ECL (Expected Credit Loss) overlay, which has increased by £5.6 million to £10.0 million at Q1 2020. The recognition and measurement of ECL is complex and involves the use of significant judgement and estimation. This includes the formulation and incorporation of multiple forward-looking economic scenarios into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate. Over the period ahead, NWM Group anticipates observable credit deterioration of a proportion of assets resulting in a systematic uplift in ECL requirements mitigated by the economic uncertainty overlay; a credit deterioration would also lead to RWA increases. Furthermore, the assumptions and judgements used in the MES and ECL assessment at Q1 2020 may not prove to be adequate resulting in incremental ECL provisions for the NWM Group.

During Q1 2020, the NWM Group experienced elevated exposure to credit risk and demands on its funding, particularly from customers and borrowers drawing down upon committed credit facilities, of which a significant proportion were undrawn at 31 March 2020.

Risk Factors
If borrowers or counterparties default or suffer deterioration in credit, this would increase impairment charges, credit reserves, write-downs and regulatory expected loss. An increase in drawings upon committed credit facilities may also increase NWM Plc’s and/or its subsidiaries’ RWAs. If the NWM Group experiences losses and a reduction in future profitability, this is likely to affect the recoverable value of fixed assets, including goodwill and deferred taxes, which may result in further write-downs.

In line with Her Majesty’s Government and local guidance, the NWM Group has invoked business continuity plans and most of the NWM Group’s employees are currently working-from-home on an indefinite basis. This has increased reliance on the NWM Group’s IT systems that enable remote working and increased exposure to fraud, conduct, operational and other risk and may place additional pressure on the NWM Group’s ability to maintain effective internal controls and governance frameworks. Certain areas of the NWM Group are experiencing workloads that are heavier than usual as a result of increased client requirements, or other related effects. Resources have been diverted from certain ordinary course activities, which may have implications on the execution of related deliverables. Operational difficulties as a result of the Covid-19 pandemic, which may affect NWM Group’s external stakeholders (including clients), may result in challenges in managing daily cash and liquidity. As a result of the Covid-19 pandemic, compliance and conduct risk may also be heightened both as a result of internal and external factors. Any of the above could, in turn, impair NWM Group’s ability to serve its clients efficiently and effectively, and impact productivity across NWM Group. This could have a material adverse effect on the NWM Group, including on its reputation, its ability to retain and attract critical staff and its ability to retain or grow its businesses and/or on its competitive position.

In a statement dated 31 March 2020, the PRA stated that bank boards should be considering whether to take any appropriate further actions with regard to the accrual, payment and vesting of variable remuneration. Any changes to compensation could have an adverse effect on the NWM Group’s ability to hire, retain and engage well qualified employees, especially at a senior level, which may have a material adverse impact on the NWM Group.

The Covid-19 pandemic has caused significant market volatility which has increased NWM Group’s market risk and has caused RWA inflation. In addition, increased income as a result of higher levels of customer flow activity and balance sheet growth (as a result of increases in corporate deposits and derivative valuations) may not be sustained in future quarters.  Furthermore, market volatility may result in increases to leverage exposure. Any downgrading to the credit ratings and/or outlooks assigned to RBSG plc, NWM Plc or certain other RBS Group entities and their respective debt securities could exacerbate funding and liquidity risk, and further changes may be possible and are uncertain in nature. Due to the Covid-19 pandemic, there have been relaxations on certain countercyclical buffer requirements and stress tests, as well as the calculation of RWAs and leverage, which may be reinstated in the future. Depending on the severity and duration of market volatility and the impact on capital and RWAs, NWM Group may be required to adapt its funding plan in order to satisfy its capital and funding requirements, which may have a material adverse effect on the NWM Group. In addition, impairments or other losses as well as increases to capital deductions may result in a decrease to NWM Plc’s capital base, and/or that of its subsidiaries. As a result of the Covid-19 pandemic, if RBSG plc is unable to issue securities externally as planned, this may have a negative impact on NWM Plc’s current and forecasted MREL position, particularly if RBSG plc is unable to downstream capital and/or funding to NWM Plc. Furthermore, significant fluctuation in foreign currency exchange rates may affect capital deployed in NWM Plc’s foreign subsidiaries, branches and joint arrangements, securities issued by NWM Plc and/or its subsidiaries in foreign currencies or the respective values of assets, liabilities, income, RWAs, capital base, expenses and reported earnings.

Presentation of information
NatWest Markets Plc (‘NWM Plc’) is a wholly-owned subsidiary of The Royal Bank of Scotland Group plc (‘RBSG plc’ or ‘the holding company’). NatWest Markets Group (‘NWM Group’) comprises NWM Plc and its subsidiary and associated undertakings. The term ‘RBS Group’ comprises RBSG plc and its subsidiary and associated undertakings.

NatWest Markets Group legal entity disclosures
There is a distinction between the disclosure of the NatWest Markets operating segment performance in the RBS Group’s Q1 2020 Results and the NatWest Markets Group’s Results presented in this document, with differences primarily as follows:
●
NatWest Markets Group’s Results include its part of Central items & other as a segment.
●
RBS Group’s Q1 2020 Results reports the NatWest Markets segment and excludes Central items & other.

Non-IFRS financial measures
As described in Note 1 on page 9, NWM Group prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS financial measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These non-IFRS financial measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include:
●
Management analysis of the operating expenses shows strategic costs and litigation and conduct costs in separate lines on page 4. These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.
●
Funded assets defined as total assets less derivatives.
●
Management view of core and legacy for income, including separate itemisation of own credit adjustment and income excluding own credit adjustments. A management view of funded assets between core and legacy is also presented. Legacy consists predominantly of the residual exposures which were reported in Capital Resolution until its closure after Q3 2017, as well as certain funding costs.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (“the Act”). The statutory accounts for the year ended 31 December 2018 have been filed with the Registrar of Companies and those for the year ended 31 December 2019 will be filed with the Registrar of Companies following the Annual General Meeting. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.
Contact
Amanda Hausler	NatWest Markets Plc Investor Relations	+44 (0) 20 7085 6448

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NWM Group’s future economic results, business plans and current strategies. In particular, this document may include forward-looking statements relating to NWM Group in respect of, but not limited to NWM Plc’s regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and other IBOR rates to alternative risk free rates and NWM Group’s exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the uncertainty surrounding the Covid-19 pandemic and its impact on NWM Group. These and other factors, risks and uncertainties that may impact any forward-looking statement or the NWM Group’s actual results are discussed in the NWM Group's 2019 Annual Report and Accounts (ARA) and other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NWM Group does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: RR3QWICWWIPCS8A4S074

Exhibit No. 2

NatWest Markets Plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus to (i) the NatWest Markets Plc £10,000,000,000 Euro Medium Term Note Programme and (ii) the NatWest Markets Plc £5,000,000,000 Structured Debt Issuance Programme, dated 1 May 2020.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7180L_1-2020-5-1.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Amanda Hausler
Head of NatWest Markets Investor Relations

Tel: +44 (0) 207 085 6448

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the relevant Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the relevant Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the relevant Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the relevant Prospectus and the Supplementary Prospectus you must ascertain from the relevant Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier:

NatWest Markets Plc - RR3QWICWWIPCS8A4S074

Exhibit No. 3

Publication of NatWest Markets Plc Registration Document and Base Prospectus

The following Registration Document and Base Prospectus have each been approved by the Financial Conduct Authority and are available for viewing:

NatWest Markets Plc Registration Document

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/8110M_1-2020-5-13.pdf

Base Prospectus relating to the NatWest Markets Plc US$10,000,000,000 US Medium-Term Note Programme dated 13 May 2020.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/8110M_2-2020-5-13.pdf

Copies of the above Registration Statement and Base Prospectus have been submitted to the National Storage Mechanism and will shortly be available for inspection at:
https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Base Prospectus and the Registration Document may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier:  RR3QWICWWIPCS8A4S074

Exhibit No. 4

NatWest Markets Plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus to (i) the NatWest Markets Plc £10,000,000,000 Euro Medium Term Note Programme and (ii) the NatWest Markets Plc £5,000,000,000 Structured Debt Issuance Programme, dated 14 May 2020.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9529M_1-2020-5-14.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Amanda Hausler
Head of NatWest Markets Investor Relations

Tel: +44 (0) 207 085 6448

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the relevant Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the relevant Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the relevant Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the relevant Prospectus and the Supplementary Prospectus you must ascertain from the relevant Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier:

NatWest Markets Plc - RR3QWICWWIPCS8A4S074

Exhibit No. 5

NatWest Markets Plc

Publication of Final Terms

The following Final Terms is available for viewing:

Final Terms dated 14 May 2020 for NatWest Markets Plc ("NatWest Markets") $1,000,000,000 2.375% Senior Notes due 21 May 2023 (the "Notes") issued under the US$10,000,000,000 US Medium-Term Note Programme of NatWest Markets (the "Programme").

The Final Terms contains the final terms of the Notes and must be read in conjunction with the Registration Document dated 13 May 2020 (the "Registration Document") and the Base Prospectus relating to the Programme dated 13 May 2020 (the "Base Prospectus"), which constitute a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129.

To view the Final Terms for the Notes, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/0969N_1-2020-5-15.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Anthony Everill

Head of Capital Markets & Funding, NatWest Markets

Tel: +44 (0) 203 361 7679

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Base Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Base Prospectus, you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

This announcement is not an offer of securities for sale in the United States. The securities discussed in this announcement have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any state or other securities laws, and, subject to certain exceptions, may not be offered or sold, directly or indirectly, within the United States or to or for the account or benefit of US persons, as defined in Regulation S under the Securities Act ('Regulation S'). The Notes may be offered for sale only (i) in the United States, to qualified institutional buyers ('QIBs') within the meaning of, and in reliance on, Rule 144A under the Securities Act ('Rule 144A') or another available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act; or (ii) outside the United States, to non-US persons in reliance on, and in accordance with, Regulation S, in each case, in compliance with applicable laws and regulations.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc -  RR3QWICWWIPCS8A4S074

Exhibit No. 6

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 14 May 2020 for NatWest Markets Plc ("NatWest Markets") for JPY 500,000,000 1.00 per cent. Notes due 19 May 2025 (ISIN: XS2176535842) (the "Series 55 Notes") issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme").

Final Terms dated 15 May 2020 for NatWest Markets for JPY 2,000,000,000 1.15 per cent. Notes due 18 May 2023 (ISIN: XS2176691033) (the "Series 56 Notes", together with the Series 55 Notes, the "Notes") issued under the Programme.

The Final Terms contain the final terms of the relevant Notes and must be read in conjunction with the prospectus dated 21 November 2019 and the supplemental prospectuses dated 2 December 2019, 19 December 2019, 17 February 2020, 1 May 2020 and 14 May 2020 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129.

To view the Final Terms for the relevant Notes, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2146N_1-2020-5-18.pdf

http://www.rns-pdf.londonstockexchange.com/rns/2146N_2-2020-5-18.pdf

A copy of each of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in each of the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the relevant Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the relevant Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Exhibit No. 7

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 19 May 2020 for NatWest Markets Plc ("NatWest Markets") for JPY 500,000,000 0.93 per cent. Notes due 22 May 2023 (ISIN: XS2177504821) (the "Series 58 Notes") issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme").

Final Terms dated 18 May 2020 for NatWest Markets for €10,000,000 1.3625 per cent. Notes due 20 May 2022 (ISIN: XS2177907438) (the "Series 59 Notes", together with the Series 58 Notes, the "Notes") issued under the Programme.

The Final Terms contain the final terms of the relevant Notes and must be read in conjunction with the prospectus dated 21 November 2019 and the supplemental prospectuses dated 2 December 2019, 19 December 2019, 17 February 2020, 1 May 2020 and 14 May 2020 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129.

To view the Final Terms for the relevant Notes, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5449N_1-2020-5-20.pdf

http://www.rns-pdf.londonstockexchange.com/rns/5449N_2-2020-5-20.pdf

A copy of each of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in each of the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the relevant Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the relevant Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Exhibit No. 8

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 22 May 2020 for NatWest Markets Plc ("NatWest Markets") for CNY 75,000,000 3.46 per cent. Notes due 27 May 2023 (ISIN: XS2179925081) issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme").

The Final Terms contain the final terms of the relevant Notes and must be read in conjunction with the prospectus dated 21 November 2019 and the supplemental prospectuses dated 2 December 2019, 19 December 2019, 17 February 2020, 1 May 2020 and 14 May 2020 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129.

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/0644O_1-2020-5-27.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 May 2020

NatWest Markets Plc (Registrant)

By: /s/

Name: Mark Stevens
Title: Assistant Secretary